FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month(s) of: July 13, 1998


NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 13, 1998

NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary



	News Release

For immediate release

Trading Symbol:	NCT              Contact:	Robyn Matsumoto
Exchange Listings:	 Toronto	              Corporate Affairs
                   	Montreal	             (416) 594-5308
                   	New York

Canadian-based Newcourt jumps to second largest
       North American asset-based lender
Industry nears US$300 billion with record growth
              of 23.3% in 1997 volume

Toronto, July 13, 1998 - In a recently published survey by the U.S. financial industry newspaper
The Monitor, Toronto-based Newcourt vaulted to the second largest asset-based finance company and maintained its market leading position as the largest "Independent" for the second straight year. The annual survey ranks the largest 100 companies operating in North America specializing in providing equipment-related loans and leases.

The survey segments data by financial institution ownership: US Industrial Affiliates; US Bank
Affiliates; Independents; Foreign Affiliates; and
Captives.

The Monitor, recognizing Newcourt's January 1998 acquisition of AT&T Capital, as "all but completed by year-end", combined the two companies' 1997 results for the purpose of the survey. Newcourt reported net assets in excess of US$20.2 billion for 1997, an increase of more than 22% over the same period last year. Overall, Newcourt now ranks second behind GE Capital compared to 13th place in 1996.

Newcourt gaining ground with new business volume
In terms of new business volume, Newcourt earned the second spot overall, up from its seventh place ranking in 1996. Newcourt generated loan originations totaling more than US$11.8 billion in 1997, up more than 27% from US$9.2 billion for the same period in 1996. Volume growth numbers are considered the most indicative of industry trends, and Newcourt's gain was the largest percentage increase.



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Industry volume growth forecast to exceed US$162
billion for 1998
The survey reports that in 1997, the asset-based finance industry in the U.S. grew to US$299 billion and originated US$136 billion in new business, an increase of 17% and 23% respectively from 1996's results. The Monitor's analysis of survey responses indicated the industry as a whole would reach total net assets of $350 billion in 1998 with annual volume of $162 billion produced during the current year. If achieved, these results would represent an increase of 17% and 19% respectively.

The Monitor is published bimonthly by Molloy
Associates of Ardmore, Pennsylvania. 1997 marks the seventh anniversary of the "Monitor 100" annual survey. The survey is based on data provided to the publication from companies across
North America.

Newcourt is one of the world's leading sources of asset-based financing serving the corporate, commercial and institutional markets with owned and managed assets of $31.9 billion (US$22.4 billion) and a global distribution capability in 24 countries.



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